

SECUR 07004887 ... MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

X

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer (866) 789-0736 extension 1008
(Area Code - Telephone No.)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
185

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB 4/19

OATH OR AFFIRMATION

I, Arlen Gelbard, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature: [signature] Date: 2/21/07

Chief Executive Officer
Title

[signature]
Notary Public

DARLENE ELLIS
NOTARY PUBLIC
Commonwealth of Virginia
My Commission Expires 4-30-09

City/County of Arlington
Commonwealth of Virginia
The foregoing instrument was acknowledged before me this 21st day of February 2007
by Arlen Gelbard
(name of person seeking acknowledgment)
[signature]
Notary Public
My commission expires: 4-30-09

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members of E*TRADE Securities LLC:

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2007

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(In thousands)

ASSETS

Cash and cash equivalents	$	89,220
Receivables from brokers and dealers		5,183
Goodwill		1,615,512
Intangible assets, net of accumulated amortization of $84,883		405,240
Receivable from E*TRADE Clearing		38,364
Receivables from affiliated companies		156
Other assets		6,528
TOTAL	$	2,160,203

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Payables to brokers and dealers	$	7,157
Payables to Parent and affiliated companies		23,235
Accounts payable, accrued and other liabilities		28,274
Total liabilities		58,666
COMMITMENTS AND CONTINGENCIES (Note 7)		
MEMBER'S EQUITY		2,101,537
TOTAL	$	2,160,203

See notes to statement of financial condition.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the NASD, Inc. (the "NASD"). Additionally, the Company is a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association. The Company is wholly owned by E*TRADE Brokerage Holdings, Inc. ("E*TRADE Brokerage Holdings"), a wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company executes and clears its customer transactions through an affiliated company and wholly owned subsidiary of the Parent, E*TRADE Clearing LLC ("E*TRADE Clearing"), on a fully disclosed basis under an introducing broker-dealer relationship.

During the year ended December 31, 2006, E*TRADE Brokerage Holdings transferred certain customer relationships, related goodwill and other assets to the Company.

Use of Estimates – The statement of financial condition was prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the estimated useful lives of the intangible assets and the valuation and expensing of share-based payments.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans, which are described more fully in Note 5. Effective July 1, 2005, the Parent and the Company early adopted SFAS No. 123(R), *Share-Based Payment*, and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards with forfeitures recorded as they occurred.

Cash and Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Estimated Fair-Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair-value.

Income Taxes – The Company is a single-member LLC, and as such is not subject to federal income tax as taxable income is allocated to its member for inclusion in the member's tax return. As a result, E*TRADE Brokerage Holdings, Inc. will include the income from the Company in its tax returns. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

Goodwill and Other Intangible Assets, net—Goodwill and other intangible assets, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

New Accounting Standards – Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

SFAS No. 157—Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

SFAS No. 159—The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

FIN No. 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109 ("FIN 48")* which will become effective for the Company on January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded as a change to opening retained earnings in the first quarter of 2007. The interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. We have not yet completed our analysis of the impact that FIN

48 will have on the Company. However, because the Company is a single-member LLC (see "Income Taxes" discussion above), we believe FIN 48 will not materially affect our statement of financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivable from brokers and dealers consists primarily of a required deposit pursuant to the clearing agreement with E*TRADE Clearing in the amount of $5,000,000. Payables to brokers and dealers are the result of the Company's activities with third party broker-dealers.

3. GOODWILL AND OTHER INTANGIBLE ASSETS, NET

The following table discloses the changes in the carrying value of goodwill for the periods presented (dollars in thousands):

Balance at December 31, 2005	$ -
Additions from the acquisition of accounts from BrownCo LLC	1,078,485
Additions from the acquisition of accounts from Harris*direct* LLC	541,363
Purchase accounting adjustments related to 2005 acquisitions	(4,336)
Balance at December 31, 2006	$ 1,615,512

At December 31, 2006, the Company held acquired identifiable intangible assets with finite lives of $405,240,000 (net of accumulated amortization expense of $84,883,000).

Other intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	13	$ 486,823	$ (83,050)	$ 403,773
Non-compete agreements	6	3,300	(1,833)	1,467
Total other intangible assets		$ 490,123	$ (84,883)	$ 405,240

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from a wholly owned subsidiary of E*TRADE Brokerage Holdings.

The Parent leases office space and furniture under noncancelable operating leases through 2016. Such lease commitments are allocated by the Parent based on headcount.

Clearing services are provided to the Company under an agreement with E*TRADE Clearing. Pursuant to the clearing agreement, E*TRADE Clearing is entitled to certain fees for the execution,

clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various International affiliates under service agreements. In addition, as compensation for its services, E*TRADE Clearing retains a portion of the interest earned from the Company's customers. E*TRADE Clearing collects commissions and related fees from customers of the Company and generally remits such amounts to the Company within thirty days. At December 31, 2006, the receivable from E*TRADE Clearing of $38,364,000 represents a portion of the December 2006 collections.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfers certain customer balances to E*TRADE Bank (the "Bank"), an indirectly wholly owned subsidiary of the Parent. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its clearing agreement with E*TRADE Clearing.

Electronic securities trading services are provided to the Company under an agreement with E*Trade Network Services International, a wholly owned subsidiary of the Parent.

At December 31, 2006, the Company had a receivable from affiliates of $156,000. In addition, the Company had a payable to the Parent and affiliated companies of $23,235,000 at December 31, 2006, of which $15,634,000 was payable to the Parent and $7,601,000 was payable to affiliated companies.

5. EMPLOYEE SHARE BASED PAYMENTS AND OTHER BENEFITS

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Beginning in 2006, most options that were granted have a contractual term of seven years. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. As of December 31, 2006, 30.4 million shares were available for grant under the 2006 Plan.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. treasury zero-coupon with a remaining term approximate of the

expected term of the option. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

Expected volatility.........................	34 %
Expected term years	4.4
Risk-free interest rate	5 %
Dividend yield	-

The Company's weighted-average fair values of options granted was $8.57 for 2006. Intrinsic value of options exercised were $4,952,000 for 2006.

A summary of option activity under the 2005 Plan is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2005:	1,505	$ 11.22	7.35	$ 14,505
Transfers, net [1]	80	$ 13.58		
Granted	521	$ 24.08		
Exercised	(331)	$ 9.23		
Canceled	(167)	$ 16.94		
Outstanding at December 31, 2006:	1,608	$ 15.44	6.64	$ 12,341
Vested and expected to vest at December 31, 2006	1,343	$ 14.50	6.56	$ 11,470
Exercisable at December 31, 2006:	667	$ 9.80	6.00	$ 8,638

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2006, there was $3,527,000 of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 2.5 years.

Restricted Stock Awards

The Parent issues restricted stock awards to the Company's officers and senior executives. These awards are issued at the fair market value on the date of grant and generally vest ratably over four years. However, certain awards vest on the fifth anniversary of the date of grant. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2005:	29	$ 13.80
Issued	36	$ 23.75
Released	(1)	$ 13.23
Canceled	–	$ –
Non-vested at December 31, 2006:	64	$ 19.46

As of December 31, 2006, there was $650,000 of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 2.7 years.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Under SFAS No. 123(R), the 2002 Purchase Plan was considered compensatory. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005.

At December 31, 2006, 923,075 shares were available for purchase under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program that includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions and grants additional contributions at its discretion.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule,

which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2006, the Company had net capital of $68,639,000 which was $68,389,000 in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

7. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC, the NASD or the NYSE by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position, results of its operations or cash flows.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order. The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

* * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 28, 2007

E*TRADE Securities LLC
135 E. 57th Street
New York, NY 10022

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 28, 2007), in accordance with auditing standards generally accepted in the United States and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for (2) determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.
Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions' objectives.

This report is intended solely for the information and use of the management, the SEC, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition as of December 31, 2006 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

END